

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 11, 2016

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
4401 Great America Parkway
Santa Clara, California 95054

> **Re: Palo Alto Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2015**
> **Filed September 17, 2015**
> **File No. 001-35594**

Dear Mr. McLaughlin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information
Technologies and Services